Notes to the Financial Statements
4thAveMarket.com
For the years ended 31 December 2019 and 2020

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1. Statement of Significant Accounting Policies

Company

Eightten LLC was founded in 2018 and launched 4thAveMarket.com in February 2019. Eightten LLC was converted to a C-Corporation in the name of 4th Ave Market Incorporated on October 28, 2020.

Basis of Accounting

The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

In preparing the financial statements, management makes estimates and assumptions regarding:

- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes;
- the measurement of equity-based compensation; and other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

Income Tax

The income tax expense for the year comprises current income tax expense. The company does not apply deferred tax.

Current income tax expense charged to the profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the end of the reporting period. Current tax liabilities are therefore measured at the amounts expected to be paid to / recovered from the relevant taxation authority.

Inventories

Inventories are carried at the lower of cost or net realisable value. Cost is based on the first-in, first out method and includes expenditure incurred in acquiring the inventories and bringing them to the existing condition and location.

Property, Plant and Equipment

Property, plant, and equipment is initially recorded at the cost of acquisition or fair value less, if applicable, any accumulated depreciation and impairment losses. Plant and equipment that has been contributed at no cost, or for nominal cost, is valued and recognised at the fair value of the asset at the date it is acquired. The plant and equipment is reviewed annually by the management to ensure that the carrying amount is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the utilisation of the assets and the subsequent disposal. The expected net cash flows have been discounted to their present values in estimating recoverable amounts.

Freehold land and buildings are measured at their fair value, based on periodic, but at least triennial, valuations by independent external valuers, less subsequent depreciation for buildings.

Increases in the carrying amount of land and buildings arising on revaluation are credited in equity to a revaluation surplus. Decreases against previous increases of the same asset are charged against fair value reserves in equity. All other decreases are charged to profit or loss.

Any accumulated depreciation at the date of revaluation is offset against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset.

Start-up Costs

Start-up costs are expenses incurred during the process of setting up a company. GAAP start-up costs include:

- Legal costs
- Salaries and wages
- Training
- Other organizational costs

Start-up costs are capitalized and amortized for 15 years.

Trade and Other Receivables

Trade receivables and other receivables, including distributions receivable, are recognised at the nominal transaction value without taking into account the time value of money. If required a provision for doubtful debt has been created.

Financial Assets

Investments held are originally recognised at cost, which includes transaction costs. They are subsequently measured at fair value which is equivalent to their market bid price at the end of the reporting period. Movements in fair value are recognised through an equity reserve.

Trade and Other Payables

Trade and other payables represent the liabilities for goods and services received by the company that remain unpaid on 31 December 2020. Trade payables are recognised at their transaction price. They are subject to normal credit terms and do not bear interest.

Employee Benefits

Provision is made for the liability for employee entitlements arising from services rendered by employees to balance date. Employee benefits have been measured at the amounts expected to be paid when the liability is settled, plus related costs.

Provisions

Provisions are recognised when the company has a legal or constructive obligation resulting from past events, for which it is probable that there will be an outflow of economic benefits and that outflow can be reliably measured. Provisions are measured using the best estimate available of the amounts required to settle the obligation at the end of the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held on call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers.
Revenue from the rendering of services is recognised upon the delivery of the services to customers.
Revenue from commissions is recognised upon delivery of services to customers.
Revenue from interest is recognised using the effective interest rate method.
Revenue from dividends is recognised when the entity has a right to receive the dividend.

All revenue is stated net of the amount of sales tax.

Sales Tax

The minimum combined 2020 sales tax rate for Philadelphia, Pennsylvania is 8%. This is the total of state, county, and city sales tax rates. The Pennsylvania sales tax rate is currently 6%.

Leases

Finance leases are leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset are transferred to the entity, but the legal ownership is not transferred to the entity.

Finance leases are capitalised by recording an asset and a corresponding liability at the lower of the amounts equal to the fair value of the leased asset, or the minimum lease payments measured at present value including any residual values.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Operating lease payments are charged in the profit and loss on a straight-line basis over the term of the lease.

Lease incentives are deferred and amortised over the period of the lease.

Profits and losses on sale and leaseback transactions are recognised in the reporting period in which they occur.

	2020	2019
2. Cash and cash equivalents		
Bank Accounts		
TD Checking x7257	**9,551**	158,117
PayPal Account	**1,356**	546
TD Checking x6495	**820**	-
Stripe Account	**322**	12
Total cash and cash equivalents	**12,049**	158,675

	2020	2019
3. Start-up costs		
Start-up cost	**45,540**	45,540
Accumulated amortization	**- 6,072**	- 3,036
Start-up costs, net	**39,468**	42,504

	2020	2019
4. Other current liabilities		
Company credit card	**14,250**	-
Sales tax payable	**11,126**	75
Total other current liabilities	**25,376**	75

	2020	2019
5. Retained earnings / Accumulated losses		
Current year's loss	**- 264,193**	- 18,707
Prior years' profit (loss)	**- 18,614**	93
Total accumulated losses	**- 282,807**	- 18,614